Exhibit 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, October 27, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE MEETING
If you would like to vote in person, please attend the Class Meeting of the Class A Shareholders to be held in-person on October 29, 2026, at 9:30 p.m., local time at 3rd Floor, No. 107, Wuquan West 3rd Street, West District, Taichung City, 403025, Taiwan.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Class Meeting of the Class A Shareholders - J-Star Holding Co., Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED ITEMS.

1.Resolved as a special resolution, that subject to the class consent from the holders of the class B shareholders of the Company, the voting rights attached to each class B ordinary share be increased from ten (10) votes to fifty (50) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the "Class Rights Variation").

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. Resolved as an ordinary resolution, that the chairman of the Class Meeting be directed to adjourn the Class Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposal (the "Adjournment").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Date	**Signature**	**Signature, if held jointly**
______________	______________	______________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

J-Star Holding Co., Ltd.
Class Meeting of the Class A Shareholders
October 29, 2026

Important Notice Regarding the Availability of Proxy Materials:
The Proxy Material for this Meeting is also available at:
https://ts.vstocktransfer.com/irhlogin/I-JSTAR

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Jing-Bin Chiang as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares of J-Star Holding Co., Ltd. which the undersigned is entitled to vote at the Class Meeting of the Class A Shareholders and any adjournments or postponements thereof, as designated below.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in the Proxy Statement.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by J-Star Holding Co., Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, October 27, 2026.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE MEETING

If you would like to vote in person, please attend the Extraordinary General Meeting of Shareholders to be held in-person on October 29, 2026, at 10:30 p.m., local time at 3rd Floor, No. 107, Wuquan West 3rd Street, West District, Taichung City, 403025, Taiwan.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - J-Star Holding Co., Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1.Resolved as an ordinary resolution, that the authorized share capital of the Company be increased from US$300,000,000 divided into 60,000,000 class A ordinary shares of US$2.50 par value each and 60,000,000 class B ordinary shares of US$2.50 par value each to US$2,500,000,000 divided into 940,000,000 class A ordinary shares of US$2.50 par value each and 60,000,000 class B ordinary shares of US$2.50 par value each, by creation of additional 880,000,000 class A ordinary shares of US$2.50 par value each with immediate effect (the "Authorized Share Capital Increase").	☐	☐	☐
2. Resolved as a special resolution, that subject to the effectiveness of the Authorized Share Capital Increase, clause 7 of the existing memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 7 to reflect the Authorized Share Capital Increase with effect immediately upon the Authorized Share Capital Increase (the "First MAA Amendment"): "7. The share capital of the Company is US$2,500,000,000 divided into (i) 940,000,000 class A ordinary shares of US$2.50 par value each and (ii) 60,000,000 class B ordinary shares of US$2.50 par value each. Subject to the Companies Act (Revised) and the Company's articles of association, the Company has power to do any one or more of the following: (a) to redeem or repurchase any of its shares; (b) to increase or reduce its capital; (c) to issue any part of its capital (whether original, redeemed, increased or reduced): (i) with or without any preferential, deferred, qualified or special rights, privileges or conditions; or (ii)subject to any limitations or restrictions; and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or (d) to alter any of those rights, privileges, conditions, limitations or restrictions.".	☐	☐	☐
3. Resolved as a special resolution, that subject to the Authorized Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the "Companies Act") relating to share capital reduction being complied with: (a) the par value of each issued and outstanding class A ordinary share of US$2.50 par value each and class B ordinary shares of US$2.50 par value each in the share capital of the Company be reduced to US$0.001 by cancelling US$2.499 of the paid-up capital on each of the issued and outstanding class A ordinary shares of US$2.50 par value each and class B ordinary shares of US$2.50 par value each (the "Issued Share Capital Reduction"); (b) following the Issued Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.001; (c) the credit arising from the Issued Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the memorandum and articles of association of the Company, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; (d) immediately following the Issued Share Capital Reduction: (i) each authorized but unissued class A ordinary shares of US$2.50 par value be subdivided into 2,500 class A ordinary shares of US$0.001 par value each; and (ii) each authorized but unissued class B ordinary shares of US$2.50 par value be subdivided into 2,500 Class B ordinary shares of US$0.001 par value each (collectively, the "Share Subdivision"); (e) immediately following the Share Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of US$0.001 par value each and unissued class B ordinary shares of US$0.001 par value each, that will result in the Company having the authorized share capital of US$1,000,000 divided into 940,000,000 class A ordinary shares of US$0.001 par value each and 60,000,000 class B ordinary shares of US$0.001 par value each (collectively, the "Share Capital Reduction and Reorganization").	☐	☐	☐
4. Resolved as a special resolution, that subject to the effectiveness of the Share Capital Reduction and Reorganization, clause 7 of the then memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 7 to reflect the amended authorized share capital, including the new par value of US$0.001 with effect immediately upon the effectiveness of the Share Capital Reduction and Reorganization (the "Second MAA Amendment"): "7. The share capital of the Company is US$1,000,000 divided into (i) 940,000,000 class A ordinary shares of US$0.001 par value each and (ii) 60,000,000 class B ordinary shares of US$0.001 par value each. Subject to the Companies Act (Revised) and the Company's articles of association, the Company has power to do any one or more of the following: (a) to redeem or repurchase any of its shares; (b) to increase or reduce its capital; (c) to issue any part of its capital (whether original, redeemed, increased or reduced): (i) with or without any preferential, deferred, qualified or special rights, privileges or conditions; or (ii) subject to any limitations or restrictions; and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or (d) to alter any of those rights, privileges, conditions, limitations or restrictions.".	☐	☐	☐
5. Resolved as an ordinary resolution, subject to and with effect immediately upon the effectiveness of the Share Capital Reduction and Reorganization and the compliance with applicable law and the requirements of the Nasdaq: (a) every ten (10) then issued and unissued class A ordinary shares of a par value of US$0.001 each be consolidated into one (1) class A ordinary share of a par value of US$0.01 (the "Consolidated Class A Ordinary Shares"), where the Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the then existing class A ordinary shares as set out in the then existing memorandum and articles of association of the Company; (b) every ten (10) then issued and unissued class B ordinary shares of a par value of US$0.001 each be consolidated into one (1) class B ordinary share of a par value of US$0.01 (the "Consolidated Class B Ordinary Shares"), where the Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing class B ordinary shares as set out in the existing memorandum and articles of association of the Company; (c) all fractional entitlements to the issued Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares resulting from such share consolidation will not be issued to the shareholders, and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number of Consolidated Class A Ordinary Share or Consolidated Class B Ordinary Share (as the case may be), such that the authorized share capital of the Company shall become US$1,000,000 divided into (i) 94,000,000 class A ordinary shares of US$0.01 par value each and (ii) 6,000,000 class B ordinary shares of US$0.01 par value each (collectively, the "Share Consolidation").	☐	☐	☐

(PROPOSALS CONTINUED AND TO BE SIGNED ON REVERSE)

J-Star Holding Co., Ltd.
Extraordinary General Meeting of Shareholders
October 29, 2026

Important Notice Regarding the Availability of Proxy Materials:

The Proxy Material for this Meeting is also available at:

https://ts.vstocktransfer.com/irhlogin/I-JSTAR

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

	FOR	AGAINST	ABSTAIN
6. Resolved as a special resolution, that subject to the separate class consents from both the holders of class B ordinary shares of the Company (the "Class B Ordinary Shares") and the holders of class A ordinary shares of the Company (the "Class A Ordinary Shares") on the proposed increase of voting rights attached to each Class B Ordinary Share from ten (10) votes to fifty (50) votes on all matters subject to vote at general meetings of the Company (the "Class Rights Variation"), and with effect and immediately following the Class Rights Variation and Share Consolidation being effected, the seventh amended and restated memorandum and articles of association (the "Amended MAA"), in the substantial form attached hereto as Appendix 1, be adopted in its entirety and in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association.	☐	☐	☐
7. Resolved as an ordinary resolution, that the chairman of the general meeting be directed to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 to 6 (the "Adjournment").	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

The undersigned hereby appoints Jing-Bin Chiang as proxy with full power of substitution, to represent and to vote as set forth herein all the Ordinary Shares of J-Star Holding Co., Ltd. which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in the Proxy Statement.

Date	Signature	Signature, if held jointly
__________	__________	__________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN ***

AC:ACCT9999